EXHIBIT 4.27

                                   E-SIM LTD.

                            SHARE PURCHASE AGREEMENT

     This SHARE PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of the ___4_ day of June, 2004 by and between the purchasers identified in Schedule A attached hereto (each a "PURCHASER" and collectively the "PURCHASERS"), and e-SIM, Ltd., an Israeli company (the "COMPANY").

                                    RECITALS:

     WHEREAS, the Company desires to issue and sell to the Purchasers and the Purchasers desires to purchase from the Company (severally and not collectively) Ordinary Shares as indicated in Schedule A hereto, in the aggregate of up to 8,000,000 (eight million) shares (the "SHARES") of the Company's Ordinary Shares, par value ten Agorot (NIS 0.10) per share (the "ORDINARY SHARES").

     NOW, THEREFORE, in consideration of the respective covenants, representations and warranties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE 1

                               PURCHASE OF SHARES

     1.1 COMMITMENTS TO PURCHASE AND SELL. Subject to the terms and conditions set forth herein and in reliance on the representations and warranties contained herein, each Purchaser agrees to purchase from the Company, and the Company agrees to sell to such Purchaser, the number of Shares set forth opposite the name of such Purchaser on Schedule A hereto for the purchase price of FIFTY UNITED STATES CENTS (US$0.50) per Share. The aggregate purchase price to be paid by each Purchaser is referred to as the "SHARE PURCHASE PRICE" and each Purchaser shall pay the Share Purchase Price set forth opposite the name of such Purchaser on SCHEDULE A hereto. The aggregate of the Share Purchase Prices shall not exceed $4,000,000 (Four Million Dollars) and the Company shall be entitled to add additional Purchasers to Schedule A until the said aggregate is reached. No Purchaser shall be liable, committed or required to make any payments on account of any other Purchaser. Failure of any Purchaser to make any payment required of it shall not relieve any other Purchaser of its obligations hereunder.

     1.2 At the Closing, the Company shall issue to each Purchaser a warrant (each a "WARRANT") to purchase Ordinary Shares, the number of which is as set forth opposite the name of each Purchaser on Schedule A hereto (the "WARRANT SHARES") as may be amended from time to time in accordance with the terms and provisions of the Warrant Certificate, at a price per share of Seventy Five U.S. Cents ($0.75). The Purchase of the Warrant Shares shall be on the terms more fully set forth in the warrant certificates attached as SCHEDULE B hereto (the "WARRANT CERTIFICATES").

     1.3 CLOSING

          1.3.1 The purchase and sale of the Shares shall take place at a closing (the "CLOSING") at the offices of the Company at 19 Hartum Street, P.O. Box 45002, Jerusalem 91540 Israel on May 13 , 2004 ("CLOSING DATE") provided however that in respect of any Purchaser whose purchase of shares is subject to shareholder approval as specified in Section 2.1.5, such Purchaser shall transfer funds to the Company as specified in Section 1.3.3 on the Closing Date, and issuance of shares, certificate representing the shares and Warrant Certificate to such Purchaser shall take place within 7 days of receipt of shareholder approval. If such approval is not obtained within 6 months of the Closing Date, the Company shall refund the funds advanced, together with interest at the six month LIBOR in force on the date of receipt of funds.

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          1.3.2 At the Closing, the Company shall deliver to each Purchaser, against payment to the Company of the Share Purchase Price of such Purchaser, certificates representing the Shares purchased by such Purchaser and the Warrant Certificate.

          1.3.3 At the Closing, each Purchaser shall pay the Share Purchase Price of such Purchaser in United States Dollars to the Company by wire transfer of immediately available funds to such bank account as the Company may designate in writing to the Purchaser.

          1.3.4 At the Closing, the parties shall also execute and deliver or cause to be executed and delivered the documents referred to in Article 3 hereof. All actions taken and all transactions occurring at the Closing in respect of each Purchaser shall be deemed to take place simultaneously, and in respect of each Purchaser, no transaction shall be deemed to have been completed or any document delivered until all such transactions with that Purchaser have been completed and all required documents delivered.

                                   ARTICLE 2

                         REPRESENTATIONS AND WARRANTIES

     2.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company makes the following representations and warranties to the Purchasers, each of which is true and correct as of the date hereof and shall be true and correct as of the Closing Date and shall be unaffected by any investigation heretofore or hereafter made by any Purchaser.

          2.1.1 ORGANIZATION AND GOOD STANDING. The Company is duly organized and validly existing under the laws of the State of Israel. The Company has the requisite power and authority to own, lease or otherwise hold the assets owned, leased or otherwise held by it and to carry on its business as presently conducted by it.

          2.1.2 AUTHORIZATION AND EFFECT. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by each Purchaser, this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          2.1.3 CAPITALIZATION. The registered share capital of the Company is seventy million (70,000,000) Ordinary Shares, of which nineteen million, eight hundred and twenty three thousand, five hundred and ninety five (19,823,595) are issued and outstanding and ten million, one hundred and ten thousand, two hundred and thirty (10,110,230) are reserved for issuance upon the exercise of options held by employees, directors and others. All of the issued and outstanding share capital of the Company is duly authorized and validly issued and is fully paid and non-assessable. None of the outstanding share capital of the Company has been issued in violation of, and none of such outstanding share capital is subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar rights, except as specified in the Company's Articles of Association and
     Schedule 2.1.3.

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          2.1.4 NO RESTRICTIONS; REQUIRED CONSENTS. Following the receipt by the
     Company of the shareholders' approval referenced below, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of the transactions contemplated hereby will not, (i) conflict with the Company's Memorandum of Association or Articles of Association,
     (ii) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any debt or obligation or constitute a breach of, create a loss of a material benefit under, any contract, mortgage, indenture, lease, agreement or other instrument or any permit, order, judgment or decree to which the Company is a party or by which any is bound, or (iii) constitute a violation of any domestic or foreign statute, law, ordinance, rule or regulation (the "LAW") applicable to the Company, in each case which would result in a material adverse effect on the Company and its Subsidiaries taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any domestic or foreign court, government, governmental agency, authority, entity or instrumentality (a "GOVERNMENTAL ENTITY") or other party (other than the shareholders of the Company) is required to be obtained or made by or with respect to the Company in connection with the Company's execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby.

          2.1.5 SHAREHOLDER APPROVAL. The validity, enforceability and binding nature of this Agreement and of the issuance of certain shares and other securities hereunder, with respect to certain Purchasers, as specified in Schedule A, is subject to the approval and consent of the shareholders of the Company which the Company shall attempt to obtain and to solicit by way of extraordinary general meeting. The Company makes no representation and makes no guarantee that such approval shall be obtained. In the event that the shareholders of the Company fail to consent to and approve the terms and conditions of this Agreement or the issuance of certain securities hereunder, with respect to such certain Purchasers, within 6 months of the Closing Date, the Agreement shall be null and void, of no bearing and of no force and effect with respect to such Purchasers alone.

     2.2 REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. Each Purchaser makes the following representations and warranties to the Company, each of which is true and correct as of the date hereof and shall be true and correct as of the Closing Date and shall be unaffected by any investigation heretofore or hereafter made by the Company.

          2.2.1 CORPORATE ORGANIZATION. If a corporation, such Purchaser is duly organized and validly existing and in good standing under the laws of the state in which it is registered and has the requisite corporate power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.

          2.2.2 AUTHORIZATION AND EFFECT. If a corporation, such Purchaser has the requisite corporate power to execute and deliver this Agreement, and to consummate the transactions contemplated hereby. If a corporation, the execution and delivery by such Purchaser of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all necessary corporate action by such Purchaser. This Agreement has been duly executed and delivered by such Purchaser and, assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          2.2.3 NO RESTRICTIONS; REQUIRED CONSENTS. The execution and delivery of this Agreement by such Purchaser does not, and the performance by such Purchaser of the transactions contemplated hereby will not, (i) in the case of a corporate Purchaser, conflict with such Purchaser's certificate of incorporation or by-laws, (ii) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any debt or obligation or constitute a breach of, create a loss of a material benefit under, any contract, mortgage, indenture, lease, agreement or other instrument or any permit, order, judgment or decree to which such Purchaser is a party or by which it is bound, or (iii) constitute a violation of any Law applicable to such Purchaser. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other party is required to be obtained or made by or with respect to such Purchaser in connection with the execution and delivery of this Agreement by such Purchaser or the consummation by such Purchaser of the transactions contemplated hereby.


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          2.2.4 PURCHASE OF SHARES. (a) The Shares are being acquired for such
     Purchaser's own account, not as a nominee or agent for any other Person, and without a view to the distribution of such securities or any interest therein in violation of the Securities Act.

          (b) Such Purchaser (i) is an "accredited investor" within the meaning of Rule 501(a) under Regulation D promulgated under the Securities Act,
     (ii) has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and (iii) is capable of bearing the economic risks of such investment (including the risk of the complete loss of its investment in the Shares); and

          (c) Such Purchaser (i) acknowledges that the Shares have not been registered under the Securities Act and understands that the Shares must be held indefinitely unless they are subsequently registered under the Securities Act or such sale is permitted pursuant to an available exemption from such registration requirement and (ii) acknowledges and agrees that a legend, stating such restrictions on transferability, will be placed by the Company on the certificate or other document that evidences such Purchasers Shares.

          (d) Such Purchaser hereby agrees that such Purchaser will not resell the Shares in whole or in part, other than pursuant to a registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act and applicable United States state securities laws exemptions.

          2.2.5 DUE DILIGENCE REVIEW. Such Purchaser has received all of the documents and other information that it has requested from the Company, and such Purchaser has conducted such legal and financial due diligence of the Company as it deems appropriate and is entering into this Agreement based upon its own due diligence review.

                                   ARTICLE 3

                               CLOSING CONDITIONS

     3.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASERS. The obligations of each Purchaser under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, at or prior to Closing, of all of the following conditions, any one or more of which may be waived at the option of such Purchaser:

          3.1.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations and warranties of the Company made in this Agreement shall be true, correct and complete in all material respects as of the date hereof and on and as of the Closing Date as if made on and as of that date and the Company shall have delivered to the Purchaser a certificate dated the Closing Date, certifying that all representations and warranties of the Company made in this Agreement are true, correct and complete in all material respects as of the date thereof.

          3.1.2 BANKING DOCUMENTS. The Company shall have entered into agreements with Israel Discount Bank and the Industrial Development Bank of Israel substantially in the forms attached hereto as Schedule 3.1.2.

          3.1.3 CERTIFIED RESOLUTIONS. The Company shall have delivered to the Purchaser certified resolutions of the Board of Directors of the Company approving the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby.


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


          3.1.4 SHARE CERTIFICATE. The Company shall have delivered to each Purchaser a share certificate with respect to the Shares issued in the name of each of Purchaser pursuant hereto.

     3.2 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY. The obligations of the Company under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, at or prior to the Closing, of all the following conditions, any one or more of which may be waived at the option of the Company:

          3.2.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations and warranties of such Purchaser made in this Agreement shall be true and complete in all material respects as of the date hereof and on and as of the Closing Date as if made on and as of that date and the Purchaser shall have delivered to the Company a certificate dated the Closing Date, certifying that all representations and warranties of such Purchaser made in this Agreement are true, correct and complete in all material respects as of the date thereof.

          3.2.2 CERTIFIED RESOLUTIONS. If a corporate Purchaser, such Purchaser shall have delivered to the Company certified resolutions of the board of directors of such Purchaser approving the execution and delivery of this Agreement, and authorizing the consummation of the transactions contemplated hereby.

                                   ARTICLE 4

                                  REGISTRATION

     4.1 DEFINITIONS. As used in this Article 4, the following terms shall have the following meanings:

          "REGISTER," "REGISTERED" and "REGISTRATION" refer to a registration effected by filing a registration statement on Form F-3 in compliance with the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the declaration or ordering by the Securities and Exchange SEC (the "SEC") of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

          "REGISTRABLE SHARES" refers to all Ordinary Shares issued pursuant to this Agreement and any Ordinary Shares purchased pursuant to the exercise of the Warrant Certificate or any part thereof, to the extent held by any Purchaser or any permitted transferee thereof in accordance herewith; provided, however, that Registrable Shares shall not include any shares (i) the sale of which has been registered pursuant to the Securities Act and which shares have been sold pursuant to such registration or (ii) which have been or may be sold pursuant to Rule 144 promulgated under the Securities Act.


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     4.2 F-3 REGISTRATION

          4.2.1 Subject to all of the provisions contained in this Agreement, together with the filing by the Company of its Annual Report on Form 20-F for the fiscal year ended January 31, 2004, which the Company hereby undertakes shall take place no later than July 31, 2004 (the "FILING DATE"), the Company shall prepare and file with the SEC a single registration statement covering the resale of all Registrable Shares. The Registration Statement shall be on Form F-3 to the extent that the resale of the Registrable Shares for the account of any Purchaser is permitted pursuant to General Instruction I.B>3. of Form F-3 and is not objected to by the SEC because of the status of, or any action taken by, such Purchaser. Notwithstanding the foregoing, if the Company is not eligible, at any relevant time, to register any or all of the Registerable Shares of an Purchaser on Form F-3 because of the SEC's objection relating to the status of, or any action taken by, such Purchaser ("NON F-3 ELIGIBLE REGISTRABLE SHARES"), the Company shall be exempt from performing such registration of such Non F-3 Eligible Registrable Shares at that time.

          4.2.2 The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably possible after the filing thereof, and shall use reasonable commercial efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of the date that all Registrable Shares covered by such Registration Statement have been sold or can be sold publicly under Rule 144(k) (the "EFFECTIVENESS PERIOD").

          4.2.3 The Company shall notify the Purchasers in writing promptly after receiving notification from the SEC that the Registration Statement has been declared effective.

          4.2.4 Notwithstanding anything in this Agreement to the contrary, the Company may, by written notice to the Purchasers, suspend sales under a Registration Statement after the Effective Date thereof and/or require that the Purchasers immediately cease the sale of Ordinary Shares pursuant thereto and/or defer the filing of any subsequent Registration Statement if the Company is engaged in a merger, acquisition, or sale, private or public offering or similar events and the Board of Directors of the Company determines in good faith, by appropriate resolutions, that, as a result of such activity, (A) it would be materially detrimental to the Company to maintain a Registration Statement at such time or (B) it is in the best interests of the Company to defer proceeding with such registration at such time. Upon receipt of such notice, each Purchaser shall immediately discontinue any sales of Registrable Shares pursuant to such registration until such Purchaser has received copies of a supplemented or until such Purchaser. In no event, however, shall this right be exercised to suspend sales beyond the period during which (in the good faith determination of the Company's Board of Directors) the failure to require such suspension would be materially detrimental to the Company. Immediately after the end of any suspension period under this Section 4.1.4 the Company shall take all necessary actions to restore the effectiveness of the applicable Registration Statement and the ability of the Purchasers to publicly resell their Registrable Shares pursuant to such effective Registration Statement.

     4.3 REGISTRATION PROCEDURES.

          4.3.1 In connection with the Company's registration obligations hereunder, the Company shall:

               4.3.1.1 Prior to the filing of a Registration Statement, (i) furnish to the Purchasers copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Purchasers, and (ii) cause the Company's officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of Company counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

               4.3.1.2 Subject to Section 4.1.4., prepare and file with the SEC such amendments, including post-effective amendments, to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective, as to the applicable Registrable Shares for the Effectiveness Period and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Shares.


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               4.3.1.3 Notify each Purchaser as promptly as reasonably possible, of any of the following events: (i) the SEC or any other federal or state governmental authority requests any amendment or supplement to any Registration Statement or prospectus or requests additional information related thereto; (ii) the SEC issues any stop order suspending the effectiveness of any Registration Statement or initiates any proceedings for that purpose; (iii) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Shares for sale in any jurisdiction, or the initiation or threat of any proceeding for such purpose; or
          (iv) the financial statements included in any Registration Statement become ineligible for inclusion therein or any statement made in any Registration Statement or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to a Registration Statement, or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               4.3.1.4 Use its reasonable commercial efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of any Registration Statement, or (ii) any suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction, as soon as possible.

               4.3.1.5 If requested by a Purchaser, provide such Purchaser, without charge, one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, and all exhibits to the extent requested by such Purchaser (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC.

               4.3.1.6 Comply, in all material respects, with all rules and regulations of the SEC applicable to the registration of the Registrable Shares.

     4.4 DISPOSITIONS. Each Purchaser agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Shares pursuant to the Registration Statement. Each Purchaser further agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 4.2.1.3, such Purchaser will discontinue disposition of such Registrable Shares under the Registration Statement until such Purchaser is advised in writing by the Company that the use of the applicable prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

     4.5 The Purchaser shall pay the SEC registration fee, the underwriting discount or commission, if any, and the cost of any legal opinions required by the underwriters with respect to any Registrable Shares to be sold by the Purchaser hereunder, and the Company shall bear all other costs.

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     4.6 PIGGYBACK REGISTRATION.

     If, following the Closing Date, and at any time until the earlier of (i) registration pursuant to Section 4.2, or (ii) the date that all Registrable Shares can be sold publicly under Rule 144(k), the Company at any time proposes to register any of its securities for its own account (other than securities registered on Form S-4 or S-8 or any similar successor form), it shall give notice to each Purchaser of such intention not less than thirty (30) days prior to the filing of a registration statement in connection therewith. Upon the written request of the Purchaser given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered, PROVIDED, that, in the event the underwriter advises the Purchasers that in its opinion all the shares sought to be sold by the Purchasers in connection with the Company's offering (together with any other shares to be sold by other shareholders in such offering) cannot be sold without adversely impacting the Company's offering, the number of shares to be sold by the Purchasers and any other selling shareholders and not the Company (which shall have priority over all selling shareholders) shall be reduced pro rata to the extent deemed advisable by the underwriter.

         4.7 In effecting any registration hereunder, the Purchaser will enter into an underwriting agreement with the underwriter, if applicable, in such form as may be required by such underwriter, and the Purchaser will indemnify the Company and its officers, directors and control persons for any liabilities arising in connection with the registration based on information provided by the Purchaser to the Company for use in such offering.

                                   ARTICLE 5

                            MISCELLANEOUS PROVISIONS

     5.1 NOTICES. All notices and other communications required or permitted hereunder will be in writing and, unless otherwise provided in this Agreement, will be deemed to have been duly given when delivered in person or when dispatched by electronic facsimile transfer or one business day after having been dispatched by a nationally recognized overnight courier service to the appropriate party at the address specified below:

          (a) If to the Company, to:

               e-SIM Ltd.
               19 Hartum Street
               P.O. Box 45002
               Jerusalem 91450 Israel
               Attention:  Chief Financial Officer
               Facsimile No.:  972-2-587-0773

               with a copy to:

               E. Landau Law Offices
               38 Keren Hayessod Street
               Jerusalem 92149 Israel
               Attention:  Mr. Zvi Nixon

          (b) If to the Purchaser, to the address specified next to the name of each Purchaser identified in Schedule A:

or to such other address or addresses as any such party may from time to time designate as to itself by like notice.

     5.2 EXPENSES. Each of the parties shall be responsible for its own costs and expenses related to the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.


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     5.3 SUCCESSORS AND ASSIGNS. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any party without the prior written consent of the other party, which consent shall not be unreasonably withheld.

     5.4 ENTIRE AGREEMENT. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by any party or any of their respective affiliates (or by any director, officer or representative thereof) relating to the matters contemplated hereby. This Agreement constitutes the entire agreement by and among the parties hereto and there are no agreements or commitments by or among such parties or their affiliates except as expressly set forth herein.

     5.5 AMENDMENTS AND SUPPLEMENTS. This Agreement may be amended or supplemented at any time by additional written agreements signed by the parties hereto.

     5.6 RIGHTS OF THE PARTIES. Except as provided in Section 5.3, nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any person or entity other than the parties hereto and their respective Affiliates any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

     5.7 BROKERS. Each Purchaser hereby agrees to indemnify and hold harmless the Company, and the Company hereby agrees to indemnify and hold harmless such Purchaser, against any liability, claim, loss, damage or expense incurred by such Purchaser or by the Company, respectively, relating to any fees or commissions owed to any broker, finder, or financial advisor as a result of actions taken by such Purchaser or by the Company, respectively.

     5.8 FURTHER ASSURANCES. From time to time, as and when requested by either party, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

     5.9 TITLES AND HEADINGS. Titles and headings to sections herein are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     5.10 SEVERABILITY. The parties agree that if one or more provisions contained in this Agreement shall be deemed or held to be invalid, illegal or unenforceable in any respect under any applicable Law, then this Agreement shall be construed with the invalid, illegal or unenforceable provision deleted, and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected or impaired thereby.

     5.11 GOVERNING LAW. This Agreement, including, without limitation, the interpretation, construction and validity hereof, shall be governed by the Laws of the State of Israel without regard to the conflicts of laws principles thereof and the competent courts of Jerusalem shall have exclusive jurisdiction.

     5.12 EXECUTION IN COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     5.13 PRESS RELEASE. Following the Closing, the parties hereby agree that the Company may publicly disclose the transactions contemplated herein (including the identity of the Purchasers and the terms thereof).

     5.14 CERTAIN INTERPRETIVE MATTERS AND DEFINITIONS. (a) Unless the context otherwise requires, (i) all references to Sections are to Sections of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) "OR" is disjunctive but not necessarily exclusive, (iv) words in the singular include the plural and VICE VERSA and (vi) "PERSON" or "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. All references to "$" or dollar amounts will be to lawful currency of the United States of America.

          (b) No provision of this Agreement will be interpreted in favor of, or against, either of the parties hereto by reason of the extent to which either such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

     5.15 NO RECOURSE. Notwithstanding any of the terms or provisions of this Agreement, except to the extent expressly permitted by applicable law (including but not limited to the securities law of the United States) each of the Purchasers and the Company agrees that neither it nor any person acting on its behalf may assert any claims or cause of action against any officer, director, partner or stockholder of the other party in connection with or arising out of this Agreement or the transactions contemplated hereby.

                            [SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement in one or more counterparts as of the date first above written.

THE COMPANY:

e-SIM LTD.

By:_______________________
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Agreement in one or more counterparts as of the date first above written.

THE PURCHASER:


If an individual Purchaser:

__________________________
Name:

If a corporate Purchaser:

__________________________

By:_______________________
Name:
Title:

                                   SCHEDULE A

                                    INVESTORS

                                                    NUMBER OF  PURCHASE   NUMBER OF
               NAME AND ADDRESS                      SHARES     PRICE  WARRANT SHARES
               ----------------                    ---------   --------  ------------
Michael Weinberger, 1327 Wellington Ave.,             50,000   $   0.50   12,500
Teaneck NJ 07666

KZ Limited, c/o Euro Dutch Trust Company,            175,000   $   0.50   43,750
Charlotte House, Charlotte Street, PO Box
N9204, Nassau, Bahamas

JBE Limited, c/o Euro Dutch Trust Company,           175,000   $   0.50   43,750
Charlotte House, Charlotte Street, PO Box
N9204, Nassau, Bahamas

Investscape (1)                                      975,000   $   0.50  243,750

Gibralt  Capital Corporation,2000-1177 West        1,000,000   $   0.50  250,000
Hastings st. Vancouver, BC, Canada V6E 2K3 (*)

Marc Belzberg ,20 Uzia ,Jerusalem,Israel(*)        1,000,000   $   0.50  250,000

Lisa Belzberg, 121 West 81st St., New York,        1,000,000   $   0.50  250,000
NY 10024(*)

Semamor Enterprises,                                 400,000   $   0.50  100,000
c/o 289 Long Oak Drive
Chicago, IL 60185
USA

Iroquois Capital LP                                  200,000   $   0.50   50,000
641 Lexington Avenue, 26th Floor
New York, NY 10022



(1) This investor represents several private investors, the identity of which is detailed in appendix A to this schedule. Each private investor shall execute the SPA on its own behalf. Therefore this schedule A is subject to change. In any event, the aggregate investment authorized pursuant to this agreement is in the total amount of $4,000,000.

If an asterisk appears next to the name of the Purchaser, such purchase is subject to approval of the shareholders of the Company.

Date: June 4, 2004

To:

                                     WARRANT

                           To purchase Ordinary Shares

                                       of

                                   E-SIM LTD.

                 VOID AFTER 24:00 p.m. (prevailing Israel time)

              On the last day of the Warrant Period (defined below)

e-SIM Ltd., a company registered in Israel (the "COMPANY") hereby grants to ------------------------ (the "HOLDER"), the right to purchase from the Company ----------fully paid and non-assessable Ordinary Shares of the Company, par value NIS 0.1 per share in such number as is specified herein. The shares which are purchasable pursuant to this Warrant are referred to herein as "WARRANT SHARES".

1.   DEFINITIONS

For the purpose of this Warrant:

     1.1 "PUBLICOFFERING" shall mean the next underwritten public offering of the Company's shares, pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "SECURITIES ACT") or pursuant to the corresponding securities laws of any other jurisdiction (other than a registration statement effected solely to implement an employee benefit plan).

     1.2 "LIQUIDITY EVENT" shall mean (a) the sale of all or substantially all of the Company's shares, property and/or assets (including by way of share swap); or (b) the merger or consolidation of the Company with or into another company following which more than fifty percent (50%) of the Company's shares are held by persons who, prior to the said transaction, held, in the aggregate, less than five percent (5%) of the Company's shares, other than a merger, share swap or other re-organization that is carried out in order for the Company to become a subsidiary of a company (newly-organized or otherwise) which is registered outside of Israel (provided that in such merger, share swap or other re-organization, all shareholders and option holders receive a pro-rata share of the shares and options issued in the non-Israeli company).

     1.3  "EXIT TRANSACTION" shall mean a Public Offering or a Liquidity Event.

     1.4  "EFFECTIVE DATE" shall mean the date of execution of this Warrant.

     1.5 "WARRANT PERIOD" shall mean the period for exercise of this Warrant, as determined pursuant to Section 2.

     1.6 "EXERCISE PRICE" shall mean the exercise price of each Warrant Share purchasable hereunder, which shall be $0.75 (Seventy Five U.S. Cents), subject to modification pursuant to Section 8.

2.   WARRANT PERIOD.

     The Warrant may be exercised, in whole or in part, and on one or more occasions, during the period commencing from the Effective Date and ending five (5) years following, provided however, that if the underwriter, in a Public Offering, or the buying party(ies) in the Liquidity Event, insist or request that all outstanding warrants of the Company, including this Warrant (but excluding warrants and options granted to employees, directors and consultants of the Company), be exercised, repurchased or waived and all convertible loans or debentures be converted, prior to or as part of the Public Offering or the Liquidity Event, as the case may be, then the period for exercise of the Warrant shall terminate upon the consummation of the Public Offering or the Liquidity Event.

3.   NOTICE OF EVENTS.

     Notwithstanding the foregoing or any other rights of the Holder pursuant to the provisions of this Warrant, if at any time the Company shall offer for subscription to the holders of Ordinary Shares any additional shares of any class, other rights or any equity security of any kind, or there shall be any capital reorganization or reclassification of the capital shares of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to another person or there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company, then, in any one or more of said cases, the Company shall give the Holder written notice, by first class mail, postage prepaid, addressed to the Holder at the address of the Holder as shown on the books of the Company, of the date on which (i) a record shall be taken for such subscription rights or (ii) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of record of Ordinary Shares shall participate in such subscription rights, or shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, as the case may be. Such written notice shall be given by not later than seven (7) business days prior to the action in question and by not later than seven (7) business days prior to the record date in respect thereto.

4.   EXERCISE OF WARRANT

     4.1 EXERCISE. This Warrant may be exercised in whole or in part, on one or more occasions at any time during the Warrant Period. This Warrant shall be exercised by presentation and surrender hereof to the Company at the principal office of the Company or at such other office or agency as the Company may designate in writing, accompanied by a written notice of exercise in the form attached hereto as EXHIBIT 4.1 and for the purpose of determining the relevant Exercise Price, the Warrant shall be deemed to have been exercised at such time.

     4.2 EXERCISE FOR CASH. If the Holder, at its sole discretion, elects to make a cash payment for the Warrant Shares it shall make such payment by not later than seven (7) days from giving the Exercise Notice to the Company in an amount equal to the Exercise Price multiplied by the number of Warrant Shares specified in such notice. The Exercise Price for the number of Warrant Shares specified in the notice shall be payable in immediately available funds, in U.S. dollars.

     4.3 PARTIAL EXERCISE, ETC. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder to purchase the balance of the shares purchasable hereunder.

     4.4 ISSUANCE OF THE WARRANT SHARES. Upon presentation and surrender of the notice of exercise and after the payment of the Exercise Price pursuant to section 4.2, the Company shall issue promptly to the Holder the shares to which the Holder is entitled.

          The Company shall pay the stamp duty that may be payable in connection with the issuance of the shares and the preparation and delivery of share certificates pursuant to this Section 4 in the name of the Holder. No fractions of shares shall be issued in connection with the exercise of this Warrant and the number of shares shall be rounded to the nearest whole number.

          All Warrant Shares issued shall be fully paid and non-assessable.

5.   RESERVATION OF SHARES AND PRESERVATION OF RIGHTS OF HOLDER

     The Company will at all times maintain and reserve, free from preemptive rights, such number of authorized but un-issued shares in its capital so that this Warrant may be exercised without additional authorization of Warrant Shares after giving effect to all other options, warrants, convertible securities and other rights to acquire shares of the Company. The Company further agrees that it will not, by charter amendment or through reorganization, voluntary liquidation, consolidation, merger, dissolution, winding up or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company.

6.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Holder that as of the Effective Date:

     6.1 The grant of this Warrant, has been approved by the Board of Directors of the Company and shall be approved by all necessary organs of the Company within six months of the Effective Date. The failure to obtain approval of all the requisite approvals shall cause the Warrant (and the issuance thereof) to be null and void and without any force or effect.

     6.2 Subject to Section 6.1 above, the Warrant Shares when paid for and issued in accordance with the terms hereof shall be duly authorized, will be validly issued, fully paid and nonassessable, not subject to any preemptive rights (other than preemptive rights waived prior to the issue of this Warrant or shortly thereafter) and issued free and clear of all debts, liens, encumbrances, taxes, charges, equities, claims, any rights of third parties and any other liabilities, other than any such liability created by the Holder, and other than tax liabilities in connection with: (i) this Warrant and the Holder's rights set forth herein, (ii) the exercise of this Warrant and/or the rights set forth herein, (iii) the issuance of the Warrant Shares (other than any stamp tax, which shall be borne by the Company only), and/or (iv) the disposition of the Warrant Shares. If the Company is subject to a withholding requirement in connection with an exercise of this Warrant, it may postpone any issuance of Warrant Shares until the Holder sufficiently proves that the applicable tax has been paid by the Holder or provides exemption from such withholding obligation.

7.   INVESTMENT REPRESENTATION

     Neither this Warrant nor the Warrant Shares issuable upon the exercise of this Warrant have been registered under the Securities Act, or any other securities laws as of the Effective Date. The Holder acknowledges by acceptance of this Warrant that (a) it has acquired this Warrant for investment and not with a view to distribution; (b) it has either a pre-existing personal or business relationship with the Company, or its executive officers, or by reason of its business or financial experience, it has the capacity to protect its own interests in connection with the transaction; and (c) it is an accredited investor as that term is defined in Regulation D promulgated under the Securities Act. The Holder agrees that any Warrant Shares issuable upon exercise of this Warrant will be acquired for investment and not with a view to distribution, that such Warrant Shares will not necessarily be registered under the Securities Act and applicable state securities laws or any other securities laws and that such Warrant Shares may have to be held indefinitely unless they are subsequently registered or qualified under the Securities Act and applicable state securities laws, or an exemption from such registration and qualification is available. The Holder, by acceptance hereof, consents to the placement of legend(s) on all securities hereunder as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

8.   ADJUSTMENT

     The number and kind of securities purchasable initially upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

          8.1. ADJUSTMENT FOR SHARES SPLITS AND COMBINATIONS. If the Company at any time or from time to time effects a subdivision of the outstanding shares, the number of shares issuable upon exercise of this Warrant immediately before the subdivision shall be proportionately increased, and conversely, if the Company at any time or from time to time combines the outstanding shares, the number of shares issuable upon exercise of this Warrant immediately before the combination shall be proportionately decreased. Any adjustment under this Section 8.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

          8.2. ADJUSTMENT FOR CERTAIN DIVIDENDS AND DISTRIBUTIONS. In the event the Company at any time, or from time to time makes, or fixes a record date for the determination of holders of shares entitled to receive a dividend or other distribution payable in additional shares of the Company, then and in each such event the number of shares issuable upon exercise of this Warrant shall be increased as of the time of such issuance or, in the event such a record date is fixed, as of the close of business on such record date, by multiplying the number of shares issuable upon exercise of this Warrant by a fraction: (i) the numerator of which shall be the total number of shares of the Company issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares issuable in payment of such dividend or distribution, and (ii) the denominator of which is the total number of shares of the Company issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; PROVIDED, HOWEVER, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed thereof, the number of shares issuable upon exercise of this Warrant shall be recomputed accordingly as of the close of business on such record date and thereafter the number of shares issuable upon exercise of this Warrant shall be adjusted pursuant to this Section 8.2 as of the time of actual payment of such dividends or distributions.

          8.3. OTHER TRANSACTIONS. In the event that the Company shall issue shares to its shareholders as a result of a split-off, spin-off or the like, then the Company shall only complete such issuance or other action if, as part thereof, allowance is made to protect the economic interest of the Holder either by increasing the number of Warrant Shares, adjusting the Exercise Price, and/or by procuring that the Holder shall be entitled, on economically proportionate terms, determined in good faith by the Company's Board of Directors, to acquire additional shares of the spun-off or split-off entities, in the event of an exercise of this Warrant.

          8.4. OTHER DILUTIVE EVENTS. In case any event shall occur as to which the preceding Sections 8.1 through 8.4 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the rights to receive shares represented by this Warrant in accordance with the essential intent and principles hereof, then, in each such case, the Company's Board of Directors shall, in good faith, determine what adjustments are necessary to preserve the rights of the Holder to receive shares represented by this Warrant.

          8.5 ADJUSTMENT OF EXERCISE PRICE. Upon each adjustment in the number of Warrant Shares purchasable hereunder, the Exercise Price shall be proportionately increased or decreased, as the case may be, in a manner that is the inverse of the manner in which the number of Warrant Shares purchasable hereunder shall be adjusted.

9.   NOTICE OF CHANGES AND EXCHANGE OR LOSS OF WARRANT

     9.1 Whenever the number of Warrant Shares for which this Warrant is exercisable is adjusted as provided in Section 8, the Company shall promptly compute such adjustment and deliver to the Holder a certificate, signed by a principal financial officer of the Company, setting forth the number of Warrant Shares for which this Warrant is exercisable and the Exercise Price as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment has or will become effective.

     9.2 Upon receipt by the Company of a declaration by an officer of the Holder of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of a declaration that the Holder will provide indemnification, and reimbursement to the Company of all reasonable expenses incidental thereto and surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date.

10.  ASSIGNMENT

     The Holder may offer, sell or otherwise dispose of this Warrant, in whole or in part and on one or more occasions, to any party controlled, controlling or under common control of more than 25% with the Holder provided such assignee does not compete with the Company and provided that such assignment may only be made after conversion of the Loan into Ordinary Shares in the Company.

11.  RIGHTS OF THE HOLDER

     The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, unless specifically stated herein.

12.  TERMINATION

     This Warrant and the rights conferred hereby shall terminate at the aforementioned time on the last day of the Warrant Period.

13.  GOVERNING LAW

     This Warrant shall be governed by, and interpreted in accordance with, the laws of the State of Israel, without giving effect to the rules respective conflict of law, and the parties hereto irrevocably submit to the exclusive jurisdiction of the Courts of Tel Aviv in respect of any dispute or matter arising out of or connected with this Warrant.

e-SIM Ltd.

By: ___________________

Title: CFO&COO

                                                                     EXHIBIT 4.1

                               NOTICE OF EXERCISE

To:  e-SIM Ltd.

1. The undersigned hereby elects to purchase _________ Shares of e-SIM Ltd., pursuant to the terms of the attached Warrant.

2. In exercising this Warrant, the undersigned hereby confirms and acknowledges that the Shares are being acquired solely for the account of the undersigned and not as a nominee for any other party, or for investment, and that the undersigned will not offer, sell or otherwise dispose of any such Shares except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any other securities laws.

3. Please issue a certificate representing said Shares in the name of the undersigned, at the following address:

4. Please issue a new Warrant for the unexercised portion of the attached Warrant (if any) in the name of the undersigned.

______________________              _________________________
(Date)                              (Print Name of Holder)

                                    _________________________
                                    (Signature)

                                    Name:
                                    Title:
                                    Telephone: